EXHIBIT 99.4

American Lithium Acquisition Target, Plateau Energy Metals, Receives Shareholder Support for Merger – Land Package Expanded at TLC

VANCOUVER, British Columbia, May 03, 2021 -- American Lithium Corp. (TSXV: LI) (OTCQB: LIACF) (Frankfurt: 5LA1) (“American Lithium” or the “Company”), a leader in the acquisition, exploration and development of lithium projects, is pleased to announce that Plateau Energy Metals (“Plateau”) received overwhelming shareholder support for its business combination with American Lithium at the Special Meeting of its stakeholders held earlier today.

Highlights:

  Plateau shareholder and option holder vote was conducted by Special Resolution earlier today with overwhelming support (99.8%) for the Plan of Arrangement;
  Closing of Plan of Arrangement is subject to final approval of the Ontario Superior Court of Justice and the TSX Venture Exchange, and other customary closing conditions;
  Closing is anticipated to occur on or about Tuesday May 11, 2021;
  On Close, American Lithium will acquire all issued and outstanding common shares of Plateau on the basis of 0.29 units of American Lithium for each Plateau share held;
  Each whole unit comprises one common share in American Lithium and one-half of a common share purchase warrant in American Lithium;
  Transaction positions American Lithium as a leading, diversified, consolidator of lithium development assets in the Americas;

Simon Clarke, CEO and Director of American Lithium stated, “we are very pleased that stockholders of Plateau have voted overwhelmingly in favour of this transaction. We continue to believe that synergies between the two companies, in respect of both teams and projects, are substantial and that this acquisition will position American Lithium as a diversified leader in the development of large-scale lithium and clean energy projects.”

Additional Property Acquisition

American Lithium also announces that it has reached an agreement to acquire a 100% interest in a series of mining claims totalling 2,260 acres contiguous and to the west of the existing TLC project. The claims are not subject to any royalties or encumbrances. This acquisition provides the Company with significant additional prospective acreage at TLC and improves access to the west side of the project. Further, this addition protects the Company’s existing claims in areas where exploration results to date have been very promising.

The acquisition is being accomplished through the purchase of the share capital of an arm’s-length British Columbia corporation (“AcquisitionCo”) which controls all rights to the claims. Pursuant to the agreement, the Company has agreed to issue 4,000,000 common shares to the existing shareholder of AcquisitionCo. No finders’ fees or commissions are payable in connection with the acquisition and the acquisition remains subject to the approval of the TSX Venture Exchange.

Simon Clarke, CEO and Director of American Lithium stated, “we are pleased to be able to add this strategic acreage to the TLC Project at a time when we await approval of our Plan of Operations filed with the Bureau of Land Management in January. That Plan of operations will enable us to conduct significantly more drilling and additional exploration across the Project, including at this new package of claims, as we look to refine, expand and high grade our large-scale resource and to collect bulk samples across the project as we conduct work to finalize our process engineering.”

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium deposits within mining-friendly jurisdictions throughout the Americas.  The company is currently exploring and developing the TLC lithium project located in the highly prospective Esmeralda lithium district in Nevada.  TLC is close to infrastructure, 3.5 hours south of the Tesla Gigafactory, and in the same basinal environment as Albemarle’s Silver Peak lithium mine and several advancing deposits and resources, including Ioneer Ltd.’s (formerly Global Geoscience) Rhyolite Ridge and Cypress Development Corp.’s Clayton Valley Project.

Please watch our corporate video at https://www.americanlithiumcorp.com and review our informative short project update videos and related background information at https://www.americanlithiumcorp.com/projects/tlc-nevada/.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board,

American Lithium Corp.
Simon Clarke, Chief Executive Officer
Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking statements
Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Statements in this release that are forward-looking information, include, without limitation, the anticipated close of the acquisition of Plateau Energy Metals Inc. t; and the potential of the additional acreage being acquired on the West side of the TLC Project. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed Annual Information Form and MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.